Exhibit 99.1

Nano Dimension Issues Presentation Highlighting the Significant Long-Term Value Creation Opportunity at Risk with Murchinson’s Self-Serving Campaign

Nano’s Highly Qualified Board Provides Independent Oversight of the Company’s Strategy for Long-Term Value Creation for ALL Shareholders

With NO Alternative Strategy or Actual Relevant Industry Knowledge, Murchinson Intends to Liquidate the Company and Deprive Shareholders of Full Long-Term Value

Nano Urges Shareholders to Protect Their Investment and Vote “FOR” All of Nano’s Highly Qualified Nominees

To Learn More About Nano’s Strategy and How to Vote: www.ProtectingNanoValue.com

Waltham, Mass., Aug. 18, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension”, “Nano”, “NANO” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers today issued a detailed investor presentation highlighting Nano’s strategy for significant long-term value creation, while underscoring Murchinson Ltd.’s (“Murchinson”) lack of a strategic plan and intention to dismantle the Company, gaining access to the Company’s cash reserves and depriving other shareholders of the value creation opportunity Nano presents.

The presentation can be found here: Support Nano Dimension’s Strategy to Create a Market Leader in Additive Manufacturing and Drive Long-Term Value for ALL Shareholders

Shareholders face a stark choice – vote for a Board that is building significant long-term value or turn the keys over to a bad actor who has no knowledge of the industry or ability to run the Company. Nano’s Board urges shareholders to protect their investment and the future of the Company by voting today “FOR” ALL of Nano’s highly qualified nominees.

The Annual Meeting will be held on Thursday, September 7th, at 8:00 a.m. ET. Shareholders of record as of the close of business on July 31st, 2023, are entitled to vote at the meeting. Votes must be received by 12:00 p.m. ET on August 31, 2023. Please follow the instructions on your voting instruction form as your broker may impose earlier voting cut-offs.

Highlights from the presentation include:

Nano is Poised to Accelerate Growth and Create an Additive Manufacturing Leader, Through Market-Defining Technology

●	Nano, under the existing Board and management team, has a clearly-defined multi-pronged growth strategy buoyed by strong fundamentals, including disciplined M&A of transformative and highly accretive opportunities and strong organic growth from leading technology development and innovation efforts.

●	Under Nano’s current strategy, the Company has been delivering strong results – growing revenue 314% in 2022 and over 1,000% since 2020, while successfully assembling a go-to-market platform that addresses diversified end markets with a presence across all industry verticals. With robust commercial momentum, revenue is expected to continue to grow as Nano advances the Company’s “buy and build” platform scaling strategy.

Disciplined Capital Allocation, Leveraging Management’s Strong Track Record and a Robust Project Pipeline Further Accelerate Nano’s Strategy and Shareholder Value

●	Nano’s disciplined approach to capital allocation has enabled the Company to enter the next phase of this market with the cash firepower to continue to build its business –unlike any of its peers. This is a direct result of leadership’s ability to be decisive and forward-thinking in raising $1.5 billion in equity financing at the right time between April 2020 and April 2021 – when Nano’s valuation was particularly favorable, and cost of capital was low.

●	Looking ahead, Nano’s strong balance sheet makes the Company ideally positioned to act as a consolidator in the highly fragmented market landscape as it currently assesses transformational and highly accretive projects to continue its strong track record of opportunistic M&A focused on shareholder return-on-investment.

●	The Company intends to maintain a balanced capital allocation plan, including returning capital to shareholders with the execution of a $228 million share buyback, thereby optimizing value creation for shareholders.

Murchinson has NO Plan and Intends to Liquidate the Company, Depriving Shareholders of Significant Long-Term Value

●	Murchinson is attempting to derail the Company’s progress and replace Nano’s deeply experienced Board members with three unqualified director candidates who have NO additive skills, NO strategic plan, and NO independence from Murchinson.

●	Since the rejection of its opportunistic takeover attempt, Murchinson has been deceiving shareholders in order to advance the fund’s own agenda. The fund’s intention is to dismantle Nano to gain access to its significant cash reserves, jeopardizing the future value creation opportunity for other shareholders.

Nano’s Board is Committed to the Highest Standards of Governance – a Highly Qualified Board Oversees its Value Creation Strategy

●	The Board consists of 9 highly qualified individuals – 7 of whom are independent – with diverse skills that align with and support the Company’s focus on growth, while taking its portfolio of proprietary manufacturing solutions to the next level.

●	Nano’s nominees are exceptionally qualified directors who collectively provide a comprehensive and diverse set of skills relevant to the challenges facing the Company, including expertise across the 3D printing and digital-cloud-manufacturing industry, capital markets, corporate finance, and strategic business development in both the U.S., Europe and Israel.

●	Nano has built a corporate structure predicated on balanced access to leadership and engagement with shareholders, all while building momentum and focusing on strategy, execution and value creation.

Today’s presentation, the Company’s definitive proxy statement and other important information and resources related to the Annual Meeting can be found at www.ProtectingNanoValue.com or the investor relations page of the Company’s website the investor relations page of the Company’s website.

If you have questions about how to vote your shares, please contact:

INNISFREE M&A INCORPORATED Shareholders, Call Toll-Free: at (877) 717-3923 (for U.S. and Canada) Or +1 (412) 232-3561 (all other countries). Banks and Brokers, Call Collect: (212) 750-5833

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its intention to replace the current Board of Directors of Stratasys with its own nominees and its plans for Stratasys assuming the successful completion of the special tender offer. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com

NANO DIMENSION MEDIA CONTACTS

Kal Goldberg / Bryan Locke / Kelsey Markovich | NanoDimension@fgsglobal.com

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